

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2012

Via E-mail
Marilyn Stark
Chief Executive Officer
First Social Networx Corp.
6860 Gulfport Blvd. S. No. 162
South Pasadena, Florida 33707

> **Re: First Social Networx Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 25, 2012**
> **File No. 333-177786**

Dear Ms. Stark

        We have reviewed your amended registration statement and response letter dated January 25, 2012 and have the following comments. References to prior comments refer to our letter dated January 10, 2012.

General

1.   Please update your financial statements and the related disclosures pursuant to Rule 8-08 of Regulation S-X.

Reports to Security Holders, page 34

2.   Please revise this section to disclose more specifically the limited reporting obligation you will have under Section 15(d). In this regard, your references here to proxy and information statements, which you will not be required to file under Section 15(d), may be confusing to readers.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 26

3.   We note your revised disclosures in response to our prior comment 7 where you indicate that your current cash on hand of $8,900 will be used to meet your current obligations. Please clarify what you mean by "current obligations." In this regard, revise to clearly state whether your <u>current</u> cash is sufficient to fund your operating needs for the next twelve months. If not, revise to disclose the minimum number of months that you will be able to conduct your planned operations using <u>currently</u> available capital resources. We refer you to FRC 501.03(a).

4.   You indicate on page 15 that the costs associated with being an SEC reporting company are estimated to be $3,250. In addition, we note that your current cash on hand is $8,900 at September 30, 2011. Please explain further why you believe that your current cash is not sufficient to meet the new obligations associated with being a reporting company with the SEC. In this regard, to the extent that you have factored in the additional costs associated with this offering in your determination of available funds, please revise your disclosures to indicate this.

        You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel

cc: Via E-mail
        Diane J. Harrison, Esq.